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MindWalk Reports 21% Revenue Growth and Gross Margin Expansion to 59% in Fiscal First Quarter 2027

ReefIQ™ launched commercially, and a US$30 million unsecured credit facility commitment, drawn only as needed, adds balance-sheet flexibility with no dilution.

AUSTIN, Texas (September 14, 2026) - MindWalk Holdings Corp. ("MindWalk") (NASDAQ: HYFT), a Bio-Native AI company, today reported financial results for its fiscal 2027 first quarter ended July 31, 2026. The quarter marked the commercial launch of ReefIQ™, MindWalk's data platform, and the start of its shift toward recurring, platform-based revenue.

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Revenue increased 21.3% year over year to $3.8 million.
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Gross profit increased 47.1% to $2.2 million; gross margin expanded to 58.6% from 48.3%.
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Net cash used in operating activities declined to $4.0 million from $4.2 million, even as MindWalk stepped up sales and marketing investment behind the ReefIQ™ launch and enterprise rollout.
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Net loss from continuing operations was $6.1 million, or $0.13 per share, compared with $4.1 million, or $0.09 per share, reflecting planned investment in the commercial infrastructure for ReefIQ™ enterprise adoption.

Business Highlights

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Commercially launched ReefIQ™, MindWalk's data platform, in June, and is in active negotiations with multiple large pharmaceutical companies on enterprise deployments.
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Roughly 80% of the commercial funnel by value now sits in partnership-structured engagements rather than discrete projects, spanning data management, ReefIQ, and multi-target discovery.
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Validated a production deployment on AMD Instinct GPUs with engineering partner AMD and Vultr, giving ReefIQ™ the compute capacity to onboard enterprise clients and run more programs at lower cost as recurring revenue scales.
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Subsequent to quarter-end, obtained a binding commitment for a senior unsecured revolving credit facility of up to US$30 million at a fixed 7.00% rate, with no financial maintenance covenants, no warrants or conversion feature, and no pledge of assets, providing the balance sheet to scale ReefIQ™ enterprise onboarding without dilution.

"We delivered a strong quarter, with revenue up 21% and gross margin expanding to 59%, while launching ReefIQ™ into a market moving toward exactly what we built," said Jennifer Bath, PhD, President and Chief Executive Officer of MindWalk. "Our discovery business, which pairs wet-lab biologics with in silico capabilities for 19 of the top 20 pharmaceutical companies, is the foundation. On top of it, ReefIQ opens the door to enterprise partnerships of a scale well beyond our historical recurring agreements, and new partner engagements under discussion are increasingly structured as platform partnerships, where we share in the economics of the assets we help create. The larger loss this quarter reflects deliberate investment in ReefIQ's enterprise rollout."

"The US$30 million facility we announced today gives us the flexibility to fund that rollout as needed, without issuing a single share," continued Dr. Bath. "No warrants or conversion feature, and no pledge of our assets. Our commercial model is shifting to recurring, compounding revenue with ReefIQ at its center, and this gives us the balance sheet to make that shift on our own terms."

Fiscal First Quarter 2027 Financial Summary

Quarter ended July 31 (in thousands of Canadian dollars, except per-share data)

Metric	FQ1 2027	FQ1 2026	Change
Revenue	3,834	3,161	+21%
Gross profit	2,246	1,527	+47%
Gross margin	58.6%	48.3%	+10.3 pts
Total operating expenses	8,375	5,686	+47%
Operating loss	(6,129)	(4,159)	+47%
Net loss from continuing operations	(6,085)	(4,088)	+49%
Net loss for the quarter (1)	(6,085)	(2,959)	+106%
Loss per share, continuing operations	(0.13)	(0.09)	(0.04)
Net cash used in operating activities	(4.0M)	(4.2M)	-4%
Adjusted EBITDA from continuing operations	(5,091)	(3,702)	-38%

(1) The prior-year period includes $1.1 million of net income from discontinued operations. There were no discontinued operations in the current period.

Non-IFRS Measures. This release includes Adjusted EBITDA, a non-IFRS financial measure defined as net loss before income taxes, amortization and depreciation, interest, foreign exchange gains and losses, and share-based payments. Management uses Adjusted EBITDA to evaluate operating performance. It has no standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. A reconciliation of net loss to Adjusted EBITDA is provided at the end of this release.

Fiscal First Quarter Financial Results

Revenue for the three months ended July 31, 2026, was $3.8 million, up 21.3% from $3.2 million in the prior-year period. Gross profit rose 47.1% to $2.2 million, and gross margin expanded to 58.6% from 48.3%, as revenue grew on a cost of sales that held at $1.6 million.

Operating expenses were $8.4 million, compared with $5.7 million. Sales and marketing expenses rose to $3.2 million from $1.3 million, reflecting planned investment in the commercial team and infrastructure to bring ReefIQ™ to market and to onboard and scale enterprise deployments as agreements are signed, including non-recurring costs incurred in the quarter. General and administrative expenses were $3.9 million, compared with $3.3 million, with the increase primarily non-cash stock-based compensation. Research and development expenses were $1.3 million, compared with $1.0 million, reflecting additional engineering capacity to support the commercial development of the platform.

Operating loss was $6.1 million, compared with $4.2 million, as planned investment in the ReefIQ enterprise rollout and higher non-cash stock-based compensation more than offset a $0.7 million increase in gross profit. Net loss from continuing operations was $6.1 million, or $0.13 per share, compared with $4.1 million, or $0.09 per share. Total net loss was $6.1 million, compared with $3.0 million in the prior-year period, which included $1.1 million of income from discontinued operations.

Net cash used in operating activities was $4.0 million, compared with $4.2 million in the prior-year period, despite the increase in operating expenses, reflecting the non-cash nature of much of the G&A increase. Cash was $7.6 million at July 31, 2026, compared with $11.3 million at April 30, 2026, before the US$30 million facility commitment described below.

Subsequent Event

On September 14, 2026, MindWalk announced a binding commitment from Sanabil (Cayman) for a senior unsecured revolving credit facility of up to US$30 million at a fixed 7.00% interest rate, drawn as needed. The facility carries no financial maintenance covenants, no warrants or conversion feature, and no pledge of MindWalk assets. Proceeds are intended to support MindWalk's shift to recurring, platform-based revenue: onboarding ReefIQ™ and LensAI™ enterprise clients as agreements are signed, and participating in the platform partnerships that increasingly define its commercial model, along with its biologics programs, working capital, and general corporate purposes. The term sheet is binding on both parties, and MindWalk and Sanabil (Cayman) will negotiate a definitive credit agreement with a target closing within 60 days.

Conference Call and Webcast Details

Event Date and Time: Monday, September 14, 2026, at 5:00 p.m. Eastern Time

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s Investor Relations pages at: https://ir.mindwalkai.com/events-and-presentations/default.aspx

Analyst registration URL: https://events.q4inc.com/analyst/231176031?pwd=m63SIFiS

Webcast Attendee URL: https://events.q4inc.com/attendee/231176031

Anyone listening to the call is encouraged to read the Company’s periodic reports available on the Company’s profile at www.sedarplus.ca and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a Bio-Native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require, integrating AI, data, and advanced wet lab capabilities into one connected discovery ecosystem. At its core is HYFT® Technology, a proprietary, function-aware representation of biology. Its HYFT pattern-objects span sequence and structural biology and, refined over 20 years of curation, form a continuously evolving biological representation of 660 million patterns and 25 billion relationships. This enriched biological representation is the architecture behind ReefIQ™, the biological data substrate that provides context for life sciences, enriching data at ingestion and growing more valuable with each program run on it, and LensAI™, the reasoning and application layer for target discovery, candidate diligence, portfolio decision support, and the agentic AI workflows pharmaceutical companies are now deploying. By design, value compounds in this HYFT representation layer, not in any individual AI model that runs on top of it.

Investor Contact

Louie Toma, CPA, CFA, Managing Director, CoreIR, investors@mindwalkai.com

Trademarks

HYFT® is a registered trademark of MindWalk Holdings Corp. ReefIQ™ and LensAI™ are trademarks of MindWalk Holdings Corp. or its subsidiaries; ReefIQ™ registration is pending. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: risks relating to MindWalk’s history of net losses and its ability to achieve or sustain profitability; the level and trend of operating cash usage and MindWalk’s ability to fund operations; the risk that MindWalk and the lender do not negotiate and execute a definitive credit agreement, or do not do so by the target closing date, and MindWalk’s ability to satisfy the conditions to closing and to drawing under the facility; the market acceptance and commercial outcomes of ReefIQ™ and LensAI™, including the ability to convert engagements into contracted, recurring arrangements; the build-out and certification of compliance capabilities for regulated workloads; the technical performance of AI-based discovery methods and of the underlying compute infrastructure; the outcomes and financial effects of the divestiture of non-core operations; intellectual property risks, including the status and scope of pending patent applications; the ability to enter into pharmaceutical, infrastructure, or other partnership arrangements; competition; regulatory determinations; and capital markets conditions. Additional information is available in MindWalk’s Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar). Except as required by law, MindWalk undertakes no obligation to update any forward-looking statement. [Legal to review tailored risk factors before issuance.]

Source: MindWalk Holdings Corp.

The reconciliation of Net Loss of continuing operations to Adjusted EBITDA is presented in the table below:

	Three months ended July 31,
(in thousands)	2026 $	2025 $
Net loss	(6,085)	(4,088)
Income taxes	158	(91)
Amortization and depreciation	266	201
Foreign exchange realized loss	(23)	136
Interest expense	55	59
Interest, accretion and other income	(18)	(5)
Unrealized foreign exchange loss	(184)	31
Share-based payments	740	55
Adjusted EBITDA	(5,091)	(3,702)

*All financial figures are in Canadian Dollars (CAD) unless otherwise stated.

MINDWALK HOLDINGS CORP.

CONDENSED INTERM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

	Three months ended July 31,
(in thousands, except share data)	2026 $	2025 $
REVENUE	3,834	3,161
COST OF SALES	1,588	1,634
GROSS PROFIT	2,246	1,527
EXPENSES
Research and development	1,285	1,049
Sales and marketing	3,196	1,343
General and administrative	3,894	3,294
	8,375	5,686
Loss before other income (expenses) and income taxes	(6,129)	(4,159)
OTHER INCOME (EXPENSES)
Grant income	—	6
Interest, accretion and other income	18	5
Unrealized foreign exchange loss	184	(31)
	202	(20)
Loss before income taxes and discontinued operations	(5,927)	(4,179)
Income taxes	(158)	91
NET LOSS FROM CONTINUING OPERATIONS	(6,085)	(4,088)
NET INCOME FROM DISCONTINUED OPERATIONS	—	1,129
NET LOSS FOR THE PERIOD	(6,085)	(2,959)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations	(18)	70
COMPREHENSIVE LOSS FOR THE PERIOD	(6,103)	(2,889)
LOSS PER SHARE FROM CONTINUING OPERATIONS– BASIC AND DILUTED	(0.13)	(0.09)
INCOME PER SHARE FROM DISCONTINUED OPERATIONS– BASIC AND DILUTED	—	0.02
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	46,807,089	46,154,118

MINDWALK HOLDINGS CORP.

CONDENSED INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	July 31, 2026 $	April 30, 2026 $
ASSETS
Current assets
Cash	7,623	11,348
Amounts receivable, net	2,020	2,529
Taxes receivable	347	472
Inventory	611	492
Unbilled revenue	851	581
Prepaid expenses	762	798
	12,214	16,220
Restricted cash	128	126
Deposit on equipment	26	25
Property and equipment	3,997	4,047
Deferred tax asset	958	958
Total assets	17,323	21,376
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	5,442	4,178
Deferred revenue	529	1,073
Income taxes payable	188	81
Leases	483	457
	6,642	5,789
Leases	3,001	3,069
Deferred income tax liability	769	769
Total liabilities	10,412	9,627
SHAREHOLDERS' EQUITY
Share capital	137,788	137,263
Contributed surplus	14,848	14,108
Accumulated other comprehensive income	3,103	3,121
Accumulated deficit	(148,828)	(142,743)
	6,911	11,749
Total liabilities and shareholders’ equity	17,323	21,376

MINDWALK HOLDINGS CORP.

CONDENSED INTERM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian Dollars)

	Three months ended July 31,
(in thousands)	2026 $	2025 $
Operating activities:		(Note 2)
Net loss for the period	(6,085)	(2,959)
Items not affecting cash:
Amortization and depreciation	266	942
Foreign exchange	(142)	41
Share-based expense	740	55
	(5,221)	(1,921)
Changes in non-cash working capital related to operations:
Amounts receivable	581	(850)
Inventory	(119)	(84)
Unbilled revenue	(237)	(627)
Prepaid expenses	39	(329)
Accounts payable and accrued liabilities	1,216	(986)
Sales and income taxes payable and receivable	214	279
Deferred revenue	(515)	305
Net cash used in operating activities	(4,042)	(4,213)
Investing activities:
Purchase of property and equipment	(78)	(282)
Deferred acquisition payments	—	(312)
Net cash used in investing activities	(78)	(594)
Financing activities:
Proceeds on share issuance, net of transaction costs	525	(48)
Repayment of leases	(179)	(323)
Net cash used in financing activities	346	(371)
Increase (decrease) in cash during the period	(3,774)	(5,178)
Cash included in asset held for sale	—	(646)
Foreign exchange	51	57
Cash – beginning of the period	11,474	10,791
Cash – end of the period	7,751	5,024
Cash is comprised of:
Cash	7,623	4,897
Restricted cash	128	127
	7,751	5,024
Cash paid for interest	—	—
Cash paid for income tax	—	—
Cash from discontinued operations:
Net cash used in operating activities	—	754
Net cash used in investing activities	—	(100)
Net cash used in financing activities	—	(359)

Source: MindWalk Holdings Corp.